Contact

www.linkedin.com/in/andrewsist
(LinkedIn)

Top Skills

Go-to-Market Strategy
Market Planning
Customer Insight

Andrew Sist

Co-Founder, Chief Marketing Officer, Sales Director, Board Member
San Diego County, California, United States

Summary

Co-founder of multi-brand beverage company New Motion LLC with over five years of C-Suite and Board Member experience including the roles of Chief Marketing Officer and Director of Sales-

- Grew New Motion LLC from startup brand in 2020 to over $1,000,000 in yearly revenue across San Diego, Orange County, Los Angeles, Arizona, and Tokyo, servicing 15,000+ distribution accounts by 2024 showing year-over-year growth.
- Generated customer reach of over 18,000 followers on social media, 2,500 e-mail subscribers, and positive PR coverage on television, radio, blogs, and in print media.

10 years of Sales Management Executive experience with Macys Inc, demonstrating a history of maximizing sales team talent and results-

- Managed a wide variety of businesses, growing from managing a single business of 6 sales team members and $500,000 in sales, to eventually managing over 30 sales team members across a variety of businesses and multiple stores exceeding $6,500,000 annual sales.
- Multiple-time "Coach of the Year" recipient, based on team results and KPIs.

Bachelor of Business Administration (BS/BA) in Marketing from San Diego State University-

- Primary curriculum focus of Integrated Marketing Communications.
- Secondary curriculum focus of International Marketing.

Experience

New Motion Beverages

Co-Founder. Chief Marketing Officer. Director of Sales. Board Member.
October 2018 - Present (6 years 5 months)
San Diego, California, United States

Macy's

Sales Manager
August 2010 - September 2020 (10 years 2 months)
Greater San Diego Area

- Delivering $7,000,000+ annual sales volume and managing 30+ direct reports.
- Analyzing financial data and executing strategic decisions for operations, product, placement, and personnel.
- Coaching direct reports and peers with a focus on teaching, setting expectation, and following up to create a selling culture that drives results.
- Communicating with business partners inside and outside of the organization to exceed sales objectives.

Education

San Diego State University-California State University

Bachelor of Business Administration (BBA), Marketing · (2005 - 2010)